SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                      (Amendment No.      3       )*

                              ALBERTO-CULVER COMPANY
                             (Name of Issuer)


                        CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                      (Title of Class of Securities)

                                 013068101
                              (CUSIP Number)
Marshall E. Eisenberg (312)269-8020          Bernice E. Lavin (708)450-3101
NEAL GERBER & EISENBERG                      2525 Armitage
Two North LaSalle St., Suite 2200            Melrose Park, IL  60160
Chicago, IL  60602
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              April 11, 1994
                       (Date of Event which Requires
                         Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 013068101
                                      13D


1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BERNICE E. LAVIN

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X

3
SEC USE ONLY

4
SOURCE OF FUNDS *

     Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6
CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S. citizen

NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

       847,670

8
SHARED VOTING POWER

     1,762,300

9
SOLE DISPOSITIVE POWER

       847,670

10
SHARED DISPOSITIVE POWER

     1,762,300

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,609,970

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES *  X

Excluded are 2,623,230 shares held by Lavin's spouse. Lavin has no beneficial interest in such shares and beneficial interest in them is disclaimed.

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

     15.53%

14
TYPE OF REPORTING PERSON *

     IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 013068101
                                      13D


1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BEL April, 1994 Grantor Annuity Trust


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) X


3
SEC USE ONLY


4
SOURCE OF FUNDS *

     Not applicable

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois Trust


NUMBER
OF SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

      -0-


8
SHARED VOTING POWER

     1,600,000


9
SOLE DISPOSITIVE POWER

           -0-


10
SHARED DISPOSITIVE POWER

     1,600,000


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,600,000

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES *

      Not applicable.


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

      9.52%


14
TYPE OF REPORTING PERSON *

     00

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 013068101
                                      13D


Item 1.   Security and Issuer.

     Title of Class of Securities:      Class B Common Stock, $.22
                                        par value per share

     Name and Address of Issuer:        Alberto-Culver Company ("Alberto")
                                        2525 Armitage Avenue
                                        Melrose Park, IL  60160


Item 2.   Identity and Background.

(a) Name of Person Filing:   (1)  Bernice E. Lavin ("Lavin")
                             (2)  BEL April, 1994 Grantor Annuity Trust
                                  ("BEL Trust")

(b) Address:                  c/o Bernice E. Lavin
                              2525 Armitage Avenue
                              Melrose Park, IL  60160
(c) Principal Business:

       1) Lavin is a Director, Vice President, Secretary and Treasurer of
          Alberto.

       2) Trust Administration

(d) Prior Criminal Convictions:    None

(e) Prior Civil Proceedings With
         Respect to Federal or State
         Securities Laws:               None

(f) Place of Organization: (1)      U.S. citizen
                           (2)      Illinois trust

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable. On April 11, 1994, 1,100,000 shares were transferred by Carol L. Bernick, as trustee of the Bernice E. Lavin Grantor Annuity Trust, dated 1/28/93, for the benefit of Bernice E. Lavin, to Lavin individually. Thereafter, on April 11, 1994, Lavin transferred 1,100,000 shares to herself and Carol L. Bernick, an adult child of Lavin, as co-trustees of the BEL Trust. On April 11, 1994, Lavin also transferred 500,000 shares held as trustee of the Bernice E. Lavin Trust, dated December 18, 1987 ("Lavin Trust"), for her benefit, to herself and Carol
     L. Bernick, as co-trustees of the BEL Trust. Thereafter, on April 11, 1994, Lavin, as trustee of the Lavin Trust, transferred 25,000 shares to herself, individually. Lastly, Lavin transferred 25,000 shares to Carol
     L. Bernick, as trustee of the Lavin Survivorship Insurance Trust, for the benefit of Leonard H. Lavin and Bernice E. Lavin.



Item 4.   Purpose of Transaction.

     Dispositions of securities were caused by trust funding as indicated under Item 3 above. The transfers and transactions were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.   Interest in Securities of the Issuer.

     (a)  Amount of Class B Common Stock Beneficially Owned:  2,609,970
          shares total as of April 11, 1994: 520,806 shares directly; 1,600,000 as co-trustee of the BEL Trust; 12,000 shares by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director); and 150,300 shares and 326,864 shares, respectively, as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.


CUSIP NO. 013068101
                                      13D


     (a) Percentage of Class B Common Stock: 15.53% total: 3.1% directly; 9.52% as co-trustee of the BEL Trust; .1% by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director); and .9% and 1.9%, respectively, as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grand-children (based upon 16,801,842 Class B shares outstanding as of March 31, 1994).

     (b)  Number of Shares as to Which Such Person Has:
                                               Lavin            BEL Trust


           (i)  Sole power to vote:            847,670<F1>         -0-

          (ii) Shared power to vote:         1,762,300<F2>      1,600,000

          (iii)Sole power to dispose:          847,670<F1>         -0-

          (iv) Shared power to dispose       1,762,300<F2>      1,600,000

     <F1> 520,806 shares directly owned and 326,864 shares held as sole trustee of trusts for the benefit of Lavin's children and grand-children.

     <F2> 1,600,000 held as co-trustee of the BEL Trust; 12,000 shares held in the name of Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director); and 150,300 shares held as co-trustee of a trust for the benefit of one of Lavin's adult children.


     Lavin shares the power to vote the 12,000 shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and one of her adult children, Carol L. Bernick. Lavin is co-trustee together with Carol L. Bernick of a trust for the benefit of Carol L. Bernick which holds 150,300 shares and the BEL Trust which holds 1,600,000 shares. The following information is pre-sented with respect to Leonard H. Lavin and Carol B. Bernick, respectively.


     (a)  Name of Person:          Leonard H. Lavin
                                   Carol L. Bernick

     (b)  Address:                 2525 Armitage Avenue
                                   Melrose Park, Illinois 60160

     (c)  Principal Business:      Leonard H. Lavin, an individual, is a
                                   Director, Chairman and Chief Executive
                                   Officer of Alberto.  Carol L. Bernick,
                                   an individual, is a Director and
                                   Executive Vice President and Assistant
                                   Secretary of Alberto.

     (d)  Prior Criminal                None
              Convictions:

     (e)  Prior Civil Proceedings       None
            with Respect to Federal
            or State Securities Laws:


CUSIP NO. 013068101
                                      13D


     (f)  Place of Organization:        U.S. Citizen

     An additional 2,623,230 shares of Alberto Class B Common Stock and 587,852 shares of Alberto Class A Common Stock (which are not included above) are held by Lavin's husband. Lavin has no beneficial interest in such shares and beneficial ownership of them is disclaimed.

     The Class B shares owned by Lavin and the percentage holdings specified herein also do not reflect the 103,044 shares of Alberto Class A Common Stock held in the name of Lavin Family Foundation, or 50,100 shares and 184,664 shares of Alberto Class A Common Stock, respectively, held by Lavin solely in her capacity as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.

     (c)  None, except as indicated in Item 3.

     (d)  None.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   None.

Item 7.   Material to be Filed as Exhibits.

                   None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 8, 1994



Signature:      /s/  Bernice E. Lavin

Name/Title:    Bernice E. Lavin, individually
          and as co-trustee of the BEL April,
          1994 Grantor Annuity Trust and
          another trust and as sole trustee
          of trusts for the benefit of her
          children and grandchildren